EXHIBIT 4.1

Text of Amendment

The exact text of Section 11.01 of Article 11 of the Articles of Incorporation of the Corporation, now is as follows (the “Amendment”):

Section 11.01.  Certain Limitations. Notwithstanding anything contained in these Articles of Incorporation or the Corporation’s Code of By-Laws to the contrary, the following provisions shall apply:

No person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than ten percent (10%) of any class of common stock of the Corporation. This limitation shall not apply to the purchase of shares by underwriters in connection with a public offering or to the purchase of shares by a defined benefit or defined contribution employee benefit plan such as an employee stock ownership plan, stock bonus plan, profit-sharing plan or other plan, which, with its related trust, meets the requirements to be “qualified” under Section 401 of the Internal Revenue Code of 1986, as amended.

In the event shares are acquired in violation of this Section 11.01, all shares beneficially owned by any person in excess of 10% shall be considered “excess shares” and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to the Shareholders for a vote.

For purposes of this Section 11.01, the term “person” shall have the meaning set forth in Section 12.03, Clause 12.031 hereof. The term “offer” includes every offer to buy or otherwise acquire, solicitation of an offer to sell, tender offer for, or request or invitation for tenders of, a security or interest in a security for value. The term “acquire” includes every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise. The term “acting in concert” means (a) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (b) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

For purposes of determining the beneficial ownership limitation imposed by this Section 11.01, warrants, options, obligations or securities convertible into common stock of the Corporation and other similar interests shall be treated as having been exercised or converted into such common stock.